DEREK OIL & GAS CORPORATION

INFORMATION CIRCULAR
FOR THE 2004 ANNUAL AND SPECIAL
GENERAL MEETING OF SHAREHOLDERS

This information is given as of **September 15**, **2004**

SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies by the management of **Derek Oil & Gas Corporation** (the "Company") for use at the Annual and Special General Meeting (the "Meeting") of the shareholders of the Company, to be held at the time and place and for the purposes set forth in the accompanying Notice of Meeting and at any adjournment thereof.

PERSONS OR COMPANIES MAKING THE SOLICITATION

The enclosed instrument of proxy is solicited by management. Solicitations will be made by mail and possibly supplemented by telephone or other personal contact to be made without special compensation by regular officers and employees of the Company. The Company may reimburse shareholders' nominees or agents (including brokers holding shares on behalf of clients) for the cost incurred in obtaining authorization from their principals to execute the instrument of proxy. No solicitation will be made by specifically engaged employees or soliciting agents. The cost of solicitation will be borne by the Company. None of the directors of the Company have advised management in writing that they intend to oppose any action intended to be taken by management as set forth in this Information Circular.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the accompanying instrument of proxy are directors or officers of the Company. **A shareholder has the right to appoint a person to attend and act for him on his behalf at the Meeting other than the persons named in the enclosed instrument of proxy. To exercise this right, a shareholder shall strike out the names of the persons named in the instrument of proxy and insert the name of his nominee in the blank space provided, or complete another instrument of proxy.**

The completed instrument of proxy must be dated and signed and the duly completed instrument of proxy must be deposited at the Company's transfer agent, Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 at least 48 hours before the time of the Meeting or any adjournment thereof, excluding Saturdays, Sundays and holidays.

The instrument of proxy must be signed by the shareholder or by his duly authorized attorney. If signed by a duly authorized attorney, the instrument of proxy must be accompanied by the original power of attorney or a notarially certified copy thereof. If the shareholder is a corporation, the instrument of proxy must be signed by a duly authorized attorney, officer, or corporate representative, and must be accompanied by the original power of attorney or document whereby the duly authorized officer or corporate representative derives his power, as the case may be, or a notarially certified copy thereof. The Chairman of the Meeting has discretionary authority to accept proxies which do not strictly conform to the foregoing requirements.

In addition to revocation in any other manner permitted by law, a shareholder may revoke a proxy by (a) signing a proxy bearing a later date and depositing it at the place and within the time aforesaid, (b) signing and dating a written notice of revocation (in the same manner as the instrument of proxy is required to be executed as set out in the notes to the instrument of proxy) and either depositing it at the

place and within the time aforesaid or with the Chairman of the Meeting on the day of the Meeting or on the day of any adjournment thereof, or (c) registering with the scrutineer at the Meeting as a shareholder present in person, whereupon such proxy shall be deemed to have been revoked.

VOTING OF SHARES AND EXERCISE OF DISCRETION OF PROXIES

On any poll, the persons named in the enclosed instrument of proxy will vote the shares in respect of which they are appointed and, where directions are given by the shareholder in respect of voting for or against any resolution, will do so in accordance with such direction.

In the absence of any direction in the instrument of proxy, it is intended that such shares will be voted in favour of the resolutions placed before the Meeting by management and for the election of the management nominees for directors and auditor, as stated under the headings in this Information Circular. The instrument of proxy enclosed, when properly completed and deposited, confers discretionary authority with respect to amendments or variations to the matters identified in the Notice of Meeting and with respect to any other matters which may be properly brought before the Meeting. At the time of printing of this Information Circular, the management of the Company is not aware that any such amendments, variations or other matters are to be presented for action at the Meeting. However, if any such amendments, variations or other matters should properly come before the Meeting, the proxies hereby solicited will be voted thereon in accordance with the best judgement of the nominee.

NON-REGISTERED HOLDERS

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are "non-registered" shareholders because the shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares. More particularly, a person is not a registered shareholder in respect of shares which are held on behalf of that person (the "Non-Registered Holder") but which are registered either: (a) in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP's, RRIF's, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited ("CDS")) of which the Intermediary is a participant. In accordance with the requirements as set out in National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Information Circular and the form of Proxy (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a) be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Holder when submitting the proxy. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deposit it with the Company's Registrar and Transfer Agent as provided above; or

(b) more typically, be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a "proxy authorization form") which the Intermediary must follow. Typically, the proxy authorization form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions, which contains a removable label containing a bar-code and other information. In order for the form of proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit a Non-Registered Holder to direct the voting of the shares which they beneficially own. Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the management proxyholders named in the form and insert the Non-Registered Holder's name in the blank space provided. In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

On **September 10**, **2004**, **32,388,283** common shares without par value were issued and outstanding, each share carrying the right to one vote. At a general meeting of the Company, on a show of hands, every shareholder present in person shall have one vote and, on a poll, every shareholder shall have one vote for each share of which he is the holder.

Only shareholders of record at the close of business on the **10th** day of **September, 2004**, who either personally attend the Meeting or who complete and deliver an instrument of proxy in the manner and subject to the provisions set out under the heading "Appointment and Revocation of Proxies" will be entitled to have his or her shares voted at the Meeting or any adjournment thereof.

To the knowledge of the directors and executive officers of the Company, only the following beneficially own, directly or indirectly, or exercise control or direction over, shares carrying more than l0% of the voting rights attached to all outstanding shares of the Company:

Name of Shareholder	Number of Shares	Percentage of Issued and Outstanding
*CDS & Co.	19,838,554	61.25%

* the beneficial owners of the shares thus shown are not known to management of the Company.

INTEREST OF CERTAIN PERSONS OR COMPANIES
IN MATTERS TO BE ACTED UPON

Other than as disclosed elsewhere in this Information Circular, none of the directors or executive officers of the Company, no proposed nominee for election as a director of the Company, none of the persons who have been directors or executive officers of the Company since the commencement of the Company's last completed financial year and no associate or affiliate of any of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

For the purposes of this Information Circular, "informed person" means:

(a) a director or executive officer of the Company;

(b) a director or executive officer of a person or company that is itself an informed person or subsidiary of the Company;

(c) any person or company who beneficially owns, directly or indirectly, voting securities of the Company or who exercises control or direction over voting securities of the Company, or a combination of both, carrying more than 10% of the voting rights attached to all outstanding voting securities of the Company, other than voting securities held by the person or company as underwriter in the course of a distribution; and

(d) the Company if it has purchased, redeemed or otherwise acquired any of its own securities, for so long as it holds any of its securities.

Other than as set out in the following, no informed person, no proposed director of the Company and no associate or affiliate of any such informed person or proposed director, has any material interest, direct or indirect, in any material transaction since the commencement of the Company's last completed financial year or in any proposed transaction, which, in either case, has materially affected or will materially affect the Company or any of its subsidiaries.

1. Private Placements

Director Barry C. J. Ehrl exercised 165,416 previously issued share purchase warrants which were acquired by him pursuant to a private placement undertaken in fiscal 2003.

Director Edward Byrd exercised 32,250 previously issued share purchase warrants which were acquired by him pursuant to a private placement undertaken in fiscal 2003.

2. Incentive Stock Options

Director Edward Byrd was granted 65,000 incentive stock options exercisable at a price of $0.61 per share expiring June 7, 2009;

Director Alan Stevens was granted 100,000 incentive stock options exercisable at $0.65 per share expiring May 27, 2009.

STATEMENT OF EXECUTIVE COMPENSATION

A. Executive Officers of the Company

For the purposes of this Information Circular:

"CEO" of the Company means each individual who served as Chief Executive Officer of the Company or acted in a similar capacity during the most recently completed financial year;

"CFO" of the Company means each individual who served as Chief Financial Officer of the Company or acted in a similar capacity during the most recently completed financial year;

"executive officer" of the Company means an individual who is the Chairman or Vice-Chairman of the Board, the President, a Vice-President in charge of a principal business unit, division or function including sales, finance or production, an officer of the Company or any of its subsidiaries who performed a policy-making function in respect of the Company, or any other individual who performed a policy-making function in respect of the Company; and

"Named Executive Officers" means:

(a)   each CEO;

(b)   each CFO;

(c)   each of the Company's three most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeded $150,000; and

(d)   any additional individuals who would have been included under paragraph (c) were it not for the fact that the individual was not serving as an officer at the end of the most recently completed financial year.

B.   Summary Compensation Table

| Name and Principal Position | Year Ending | Annual Compensation | | | Long Term Compensation | | | All Other Compensation ($) |
| | | Salary ($) | Bonus ($) | Other Annual Compensation ($) | Awards | | Payouts | |
					Securities Under Options/ SARs Granted (#)	Shares Or Units Subject to Resale Restrictions ($)	LTIP Payouts ($)	
Barry C. J. Ehrl Chief Executive Officer	2004	90,000	500	Nil	910,000	Nil	Nil	Nil
	2003	80,000	Nil	Nil	602,500	Nil	Nil	Nil
	2002	120,000	Nil	Nil	602,500	Nil	Nil	Nil
Frank R. Hallam [(1)] Chief Financial Officer	2004	Nil	Nil	Nil	100,000	Nil	Nil	Nil
	2003	Nil	Nil	Nil	499,500			Nil
	2002	96,000	Nil	Nil	499,500	Nil	Nil	Nil
Ed Byrd [(2)] Chief Financial Officer	2004	Nil	Nil	Nil	195,000	Nil	Nil	Nil

(1) Mr. Hallam resigned as Chief Financial Officer effective August 31, 2003.
(2) Mr. Byrd was appointed Chief Financial Officer of the Company effective June 1, 2004.

C.   Long-term Incentive Plan ("LTIP") Awards

The Company does not have any Long-term Incentive Plans and, save as disclosed above, no remuneration payments were made directly or indirectly, by the Company to its named Executive Officers during the fiscal year ended **April 30, 2004**.

An LTIP means "any Plan providing compensation intended to serve as an incentive for performance to occur over a period longer than one fiscal year, whether performance is measured by reference to financial performance of a Company or an affiliate or the price of the Company's shares but does not include option or stock appreciation rights, plans or plans for compensation through restricted shares or units".

D.   <u>Options and Stock Appreciation Rights ("SARs")</u>

The Company has in place a Stock Option Plan for the purpose of attracting and motivating Directors, Officers, Employees and Consultants of the Company and advancing the interests of the Company by affording such persons the opportunity to acquire an equity interest in the Company through rights granted under the Plan to purchase shares of the Company. See "Particulars of Other Matters to be Acted Upon – approval of Stock Option Plan" below for details relating to the Company's existing Stock Option Plan.

The following table discloses the particulars of the Options or SARs granted to the Named Executive Officers during the Company's completed financial year ended April 30, 2004.

Name	Securities Under Options/SARs Granted (#)	% of Total Options/SARs Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date
Barry C. J. Ehrl	960,000	30%	800,000 @ $0.15 160,000 @ $0.80	$0.15 $0.80	July 3, 2008 Nov. 30, 2008
Edward Byrd	195,000	6.1%	175,000 @ $0.15 20,000 @ $0.10	$0.15 $0.80	July 3, 2008 Nov. 30, 2008

AGGREGATED OPTION/SAR EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION/SAR VALUES

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARs at FY-End (#) Exercisable/Unexercisable	Value of Unexercised in the-Money Options/SARs at FY-End ($) Exercisable/Unexercisable
Barry C. J. Ehrl	50,000	27,500	910,000	$375,000

(1)   Exercise price of options $0.15.

(2)   Market Price of the Company's shares at its fiscal year ended April 30, 2004: $0.85.

OPTION AND SAR RE-PRICINGS

There were no re-pricings of Stock Options under the Stock Option Plan or otherwise during the Company's completed financial year ended April 30, 2004.

DEFINED BENEFIT OR ACTUARIAL PLAN

The Company does not have a defined benefit or actuarial plan.

E.   Termination of Employment, Change in Responsibilities and Employment Contracts

Pursuant to a management agreement dated September 30, 2000 between the Company and Barry Ehrl, Mr. Ehrl was engaged as President and Chief Executive Officer of the Company for an unspecified term. Pursuant to the management agreement, Mr. Ehrl received compensation in the amount of $8,500 per month for the period October 1, 2000 through January 1, 2001 and $10,000 per month for the period subsequent to February 1, 2001, as well as the reimbursement of out-of-pocket expenses. Effective September 1, 2002, the amount payable under the management agreement was reduced by agreement of the parties to $5,000 per month with the understanding that the original terms of the agreement would be reinstated as the Company's finances permit. Effective November 1, 2003, the amount paid to Mr. Ehrl was reinstated at $10,000 per month.

There are no compensatory plans or arrangements between the Company and a Named Executive Officer with respect to the resignation, retirement or other termination of employment of the Named Executive Officer, a change in control of the Company or a change in the Named Executive Officer's responsibilities following a change in control of the Company involving an amount, including all periodic payments or instalments, exceeding $100,000.

F.   Compensation of Directors

During the most recently competed financial year, the following stock options were granted to directors who are not Named Executive Officers:

Name	Number of Shares Under Option	Exercise Price ($/Share)	Market Value of Securities Underlying Options on the Date of Grant ($/Share)	Expiration Date
John Lush	175,000 @ $0.15 20,000 @ $0.80	$0.15 $0.80	$0.15 $0.80	July 3, 2008 Nov. 30, 2008
Patrick Boswell	175,000 @ $0.15 20,000 @ $0.80	$0.15 $0.80	$0.15 $0.80	July 3, 2008 Nov. 30, 2008

During the most recently competed financial year, no stock options were exercised by directors who are not Named Executive Officers.

Other than as set forth in the foregoing, no director of the Company who is not a Named Executive Officer has received, during the most recently completed financial year, compensation pursuant to:

(a)   any standard arrangement for the compensation of directors for their services in their capacity as directors, including any additional amounts payable for committee participation or special assignments;

(b)   any other arrangement, in addition to, or in lieu of, any standard arrangement, for the compensation of directors in their capacity as directors; or

(c)   any arrangement for the compensation of directors for services as consultants or experts.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets forth details of the Company's compensation plans under which equity securities of the Company are authorized for issuance at the end of the Company's most recently completed financial year.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by securityholders	2,720,000	$0.33	296,579
Equity compensation plans not approved by securityholders	not applicable	not applicable	not applicable
Total	2,720,000	$0.33	296,579

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No executive officer, director, employee, former executive officer, former director, former employee, proposed nominee for election as a director, or associate of any such person has been indebted to the Company or its subsidiaries at any time since the commencement of the Company's last completed financial year. No guarantee, support agreement, letter of credit or other similar arrangement or understanding has been provided by the Company or its subsidiaries at any time since the beginning of the most recently completed financial year with respect to any indebtedness of any such person.

MANAGEMENT CONTRACTS

During the Company's most recently completed financial year ended April 30, 2004 there were no management functions of the Company, which were to any substantial degree performed by a person other than a Director or senior Officer of the Company.

AUDIT COMMITTEE AND RELATIONSHIP WITH AUDITOR

Multilateral Instrument 52-110 of the Canadian Securities Administrators ("MI 52-110") requires the Company, as a venture issuer, to disclose annually in its Information Circular certain information concerning the constitution of its audit committee and its relationship with its independent auditor, as set forth in the following.

The Company's audit committee is governed by an audit committee charter, the text of which is attached as Schedule A to this Information Circular.

The Company's audit committee is comprised of three directors, Ed Byrd, John Lush and Pat Boswell. As defined in MI 52-110, Mr. Byrd is not "independent" and Mr. Lush and Mr. Boswell are "independent". Also as defined in MI 52-110, all of the audit committee members are "financially literate".

Since the commencement of the Company's most recently completed financial year, the Company's Board of Directors has not failed to adopt a recommendation of the audit committee to nominate or compensate an external auditor.

Since the effective date of MI 52-110, the Company has not relied on the exemptions contained in sections 2.4 or 8 of MI 52-110. Section 2.4 provides an exemption from the requirement that the audit committee must pre-approve all non-audit services to be provided by the auditor, where the total amount of fees related to the non-audit services are not expected to exceed 5% of the total fees payable to the auditor in the fiscal year in which the non-audit services were provided. Section 8 permits a company to apply to a securities regulatory authority for an exemption from the requirements of MI 52-110, in whole or in part.

The audit committee has not adopted specific policies and procedures for the engagement of non-audit services. Subject to the requirements of MI 52-110, the engagement of non-audit services is considered by the Company's Board of Directors, and where applicable the audit committee, on a case-by-case basis.

In the following table, "audit fees" are fees billed by the Company's external auditor for services provided in auditing the Company's annual financial statements for the subject year. "Audit-related fees" are fees not included in audit fees that are billed by the auditor for assurance and related services that are reasonably related to the performance of the audit or review of the Company's financial statements. "Tax fees" are fees billed by the auditor for professional services rendered for tax compliance, tax advice and tax planning. "All other fees" are fees billed by the auditor for products and services not included in the foregoing categories.

The fees paid by the Company to its auditor in each of the last two fiscal years, by category, are as follows:

Financial Year Ending	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
April 30, 2004	$21,400	$428.00 [2]	$4,750 [1]	Nil
April 30, 2003	$25,500	Nil	Nil	Nil

[1]Fees related to the preparation of the Company's U.S. corporate income tax return.
[2]Fees related to Public Audit Board.

The Company is relying on the exemption provided by section 6.1 of MI 52-110 which provides that the Company, as a venture issuer, is not required to comply with Part 3 (Composition of the Audit Committee) and Part 5 (Reporting Obligations) of MI 52-110.

PARTICULARS OF MATTERS TO BE ACTED UPON

A.   Election of Directors

Management intends to propose for adoption an ordinary resolution that the number of directors of the Company be fixed at **five (5)**.

Each director of the Company is elected annually and holds office until the next Annual General Meeting of the shareholders unless that person ceases to be a director before then. In the absence of instructions to the contrary, the shares represented by proxy will, on a poll, be voted for the nominees herein listed. **Management does not contemplate that any of the nominees will be unable to serve as a director.**

The following table sets out the names of the persons to be nominated for election as directors, the positions and offices which they presently hold with the Company, their respective principal occupations and the number of shares of the Company which each beneficially owns, directly or indirectly, or over which control or direction is exercised, as of the date of this Information Circular:

Name of Nominee, Residence and Present Positions Held	Principal Occupation	Director Since	Number of Shares Beneficially Owned of Controlled
Barry C. J. Ehrl Director, President and Chief Executive Officer	President and CEO of the Company (August 1994 to present);	April 27, 1982	729,572
Edward G. Byrd Director and Chief Financial Officer	Partner, Coopers & Lybrand to 1992; Director of Atomic Energy Canada (Spring 1990 to February 1996); Director of Century Pacific Greenhouses (1991 to present); Director of Western Pinnacle Mining Ltd., formerly Star Valley Resources Inc. (Fall 1992 to 1999); Director of North American Tungsten Corporation (1996 to 2003)	October 4, 1994	145,455
W. Patrick Boswell Director	President, International Frontier Resources Corporation, a TSX Venture Exchange listed company	December 5, 2002	225,000
John Lush Director	General Manager of Petroval S.A., a Swiss oil trading company;	January 2, 2003	1,060,968
Alan H. Stevens Director	Retired oil company executive;	August 26, 2004	Nil

The terms of office of those nominees who are presently Directors will expire as of the date of the Meeting. All of the Directors who are elected at the Meeting will have their term of office expire at the next Annual General Meeting of the Company.

No proposed director of the Company is, or within the 10 years before the date of this Information Circular has been, a director or executive officer of any company that, while that person was acting in that capacity:

(a) was the subject of a cease trade or similar order or an order that denied the company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

(b) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more that 30 consecutive days; or

(c) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets.

No proposed director of the Company has, within the 10 years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

The above information was provided by management of the Company.

B.   Appointment of Auditor

Management proposes that **PriceWaterhouseCoopers LLP**, Chartered Accountants, of Vancouver, British Columbia, be re-appointed auditor of the Company for the ensuing year at a remuneration to be determined by the Directors.

C.   Incentive Stock Option Plan

At the Meeting, shareholders will be asked to consider and, if thought fit, to pass an ordinary resolution approving the renewal of the Company's Stock Option Plan (the "Plan"). The Plan was initially approved by shareholders at the Company's Annual and Special General Meeting held **October 16, 2003**. It is a condition of Exchange approval of the Plan that shareholder approval be obtained annually. The purpose of the Plan is to assist the Company in attracting, retaining and motivating directors, officers and employees of the Company and to closely align the personal interests of such directors, officers and employees with the interests of the Company and its shareholders. Options granted under the Plan are non-assignable and may be granted for a term not exceeding that permitted by the Exchange (currently five years). A summary of the material aspects of the Plan are as follows:

1. the Plan will be administered by the Company's Board of Directors or, if the Board so designates, a Committee of the Board appointed in accordance with the Plan to administer the Plan;

2. the maximum number of shares in respect of which options may be outstanding under the Plan at any given time is equivalent to 10% of the issued and outstanding shares of the Company at that time, less the number of shares, if any, subject to Prior Options;

3. following termination of an optionee's employment, directorship, consulting agreement or other qualified position, the optionee's option shall terminate upon the expiry of such period of time following termination, not to exceed 90 days (30 days if the optionee is engaged in providing investor relations services), as has been determined by the directors;

4. an option granted under the Plan will terminate one year following the death of the optionee. These provisions do not have the effect of extending the term of an option which would have expired earlier in accordance with its terms, and do not apply to any portion of an option which had not vested at the time of death or other termination;

5. as long as required by Exchange policy, no one individual may receive options on more than 5% of the issued and outstanding shares of the Company (the "Outstanding Shares") in any 12 month period, no one consultant may receive options on more than 2% of the Outstanding Shares in any 12 moth period, and options granted to persons employed to provide investor relations services may not exceed, in the aggregate, 2% of the Outstanding Shares in any 12 month period;

6. options may not be granted at prices that are less than the Discounted Market Price as defined in Exchange policy which, subject to certain exceptions, generally means the most recent closing price of the Company's shares on the Exchange, less a discount of from 15% to 25%, depending on the trading value of the Company's shares;

7. any amendment of the terms of an option shall be subject to any required regulatory and shareholder approvals; and

8. in the event of a reorganization of the Company or the amalgamation, merger or consolidation of the shares of the Company, the Board of Directors shall make such appropriate provisions for the protection of the rights of the optionee as it may deem advisable.

A copy of the Company's current Plan will be available for review at the meeting. The directors recommend that shareholders approve the renewal of the Company's Option Plan.

D.   Approval of Grant of Stock Options

Shareholder approval will also be sought for the granting by the Company of incentive stock options to directors, senior officers and/or employees, in the maximum quantities available, based on the Company's issued capital from time to time outstanding, at such prices and on such other terms and conditions as are provided for in TSX Venture Exchange Listings Policy #4.4, entitled "Director and Employee Stock Options"; also approving any amendments to incentive stock options that have been previously granted to directors, senior officers and/or employees on such terms and conditions as are provided for in said Policy #4.4 and without further reference to shareholders.

E.   Changes to the Company's Charter Documents

The *Business Corporations Act* (British Columbia) (the "New Act") has been adopted in British Columbia and is now in effect. The New Act replaces the *Company Act* (British Columbia) (the "Former Act") and is designed to provide greater flexibility and efficiency for British Columbia companies. The New Act adopts many provisions similar to those contained in corporate legislation elsewhere in Canada. The New Act requires each British Columbia company to file a transition application containing a Notice of Articles with the Registrar of Companies for British Columbia in order to change its constitutional documents into the forms required by the New Act. Once the transition application has been filed, the Company may adopt a new form of Articles in order to reflect and take advantage of various provisions of the New Act. The Company intends to file its transition application, containing a Notice of Articles, before the Meeting.

The Company is seeking shareholder approval of certain amendments to its Notice of Articles and approval of a new form of articles with a view to incorporating some of these more flexible provisions of the New Act. The directors believe that amending the Company's Notice of Articles and adopting new Articles will enable the Company to be more efficient, flexible and cost-effective and will bring the Company's charter documents into line with charter documents of companies in other jurisdictions.

Deletion of Pre-Existing Company Provisions

The regulations under the New Act effectively added certain provisions, called "Pre-Existing Company Provisions" or "PCPs", to every company's Notice of Articles. The PCPs provide that the number of votes required to pass a special resolution (formerly also referred to as a special resolution under the Former Act) or a special separate resolution is at least three-quarters of the votes cast by shareholders present in person or by proxy at the meeting. This is the majority that was required under the Former Act. The New Act allows a special resolution to be passed by at least two-thirds of the votes cast by shareholders present in person or by proxy at the meeting. The Company proposes to amend its Notice of Articles to delete the PCPs so that the provisions of the New Act permitting a two-thirds majority will apply to the Company.

If shareholders approve this resolution, special resolutions will require a two-thirds majority vote, instead of a three-quarters majority vote. Management believes that this will provide the Company with greater flexibility for future corporate activities and is consistent with companies in other jurisdictions.

Shareholders will be asked to consider and, if thought fit, to pass the following special resolution:

BE IT RESOLVED, as a special resolution, that, subject to the filing of a Transition Application containing a Notice of Articles as required by the *Business Corporations Act* (British Columbia):

1. The Pre-Existing Company Provisions set forth in Table 3 of the Regulations to the *Business Corporations Act* (British Columbia) (the "Pre-Existing Company Provisions") be removed and no longer apply to the Company;

2. Any one director or officer of the Company, or the solicitors for the Company, be and are hereby authorized and directed, for and on behalf and in the name of the Company, to execute and deliver the Notice of Alteration and any supporting documentation required for the purpose of giving effect to these resolutions; and

3. The removal of the Pre-Existing Company Provisions shall not take effect until the Notice of Alteration is filed with the Registrar of Companies.

Alteration of Authorized Share Structure

As now permitted by the New Act, the Company proposes an amendment to its Notice of Articles to increase the Company's authorized capital from 100,000,000 common shares without par value to an unlimited number of common shares without par value. Management believes that having unlimited authorized capital provides the Company with greater flexibility for future corporate activities. This resolution must be passed by not less than three-quarters of the votes cast by the shareholders present in person or by proxy at the Meeting.

Shareholders will be asked to consider and, if thought fit, to pass the following special resolution:

BE IT RESOLVED, as a special resolution, that, subject to the filing of a Transition Application containing the Notice of Articles as required by the *Business Corporations Act* (British Columbia):

1. The maximum number of common shares that the Company is authorized to issue be increased from one hundred million (100,000,000) to an unlimited number of common shares without par value;

2. Any one director or officer of the Company, or the solicitors for the Company, be and are hereby authorized and directed, for and on behalf and in the name of the Company, to execute and deliver the Notice of Alteration and any supporting documentation required for the purpose of giving effect to these resolutions; and

3. All such alterations to the authorized share structure of the Company shall not take effect until the Notice of Alteration is filed with the Registrar of Companies.

Adoption of Articles

The Company proposes to amend its charter to delete and cancel the existing Articles of the Company, and to replace them in their entirety with proposed new Articles. Management believes that the adoption of new Articles will provide the Company with greater flexibility for future corporate activities.

The full text of the proposed Articles will be presented to the shareholders at the Meeting. Shareholders may also view the proposed Articles in advance of the Meeting at the Company's records office, Tupper, Jonsson & Yeadon, Suite 1710 – 1177 West Hastings Street, Vancouver, British Columbia.

Management believes that the major changes from the Company's existing articles are as follows:

1. As indicated in the foregoing, the number of votes required to pass a special resolution will be reduced from three-quarters of the votes cast by shareholders present in person or by proxy at a shareholders' meeting to two-thirds of the votes cast;

2. The directors, by directors' resolution, may approve a change of name of the Company without the necessity for shareholder approval;

3. Shareholders' meetings may be held by electronic means;

4. Shareholder meetings may, if authorized by directors' resolution, be held in jurisdictions outside British Columbia; and

5. The Company may alter its Notice of Articles, Articles and share structure in the following manner:

    (a) by directors' resolution or ordinary resolution, as determined in each case by the directors, in order to

        (i)   create one or more classes or series of shares and, if none of the shares of a class or series of shares are allotted or issued, eliminate that class or series of shares and alter the identifying name of any of its shares;

        (ii)   establish, increase, reduce or eliminate the maximum number of shares that the Company is authorized to issue out of any class or series of shares;

        (iii)   if the Company is authorized to issue shares of a class of shares with par value, decrease the par value of those shares or if none of the shares of that class of shares are allotted or issued, increase the par value of those shares;

        (iv)   change unissued shares with par value into shares without par value or vice verse or change all or any of its fully paid issued shares with par value into shares without par value;

        (v)   create, attach, vary or delete special rights or restrictions for the shares of any class or series of shares, if none of those shares have been issued;

        (vi)   subdivide all or any of its unissued, or fully paid issued, shares; and

        (vii)   authorize alterations to the Articles that are procedural or administrative in nature or are matters that pursuant to the Articles are solely within the directors' powers, control or authority.

    (b) if the Business Corporations Act does not specify the type of resolution and the Articles do not specify another type of resolution, by ordinary resolution to otherwise alter its shares, authorized share structure or the Articles.

Shareholders will be asked to consider and, if thought fit, to pass the following special resolution:

BE IT RESOLVED, as a special resolution, that, subject to the filing of a Transition Application containing a Notice of Articles as required by the *Business Corporations Act* (British Columbia), and subject also to the filing of a Notice of Alteration removing the application of the Pre-Existing Company Provisions, the articles of the Company be altered by deleting and canceling its existing articles and creating and adopting the form of articles presented for consideration at the Company's 2004 Annual and Special General Meeting, as the articles of the Company.

F. **Approval of Directors' Actions**

Approval and ratification of all of the directors' actions during the period since the last Annual Meeting of the Shareholders.

OTHER MATTERS TO BE ACTED UPON

The Company will consider and transact such other business as may properly come before the Meeting or any adjournment thereof. The Management of the Company knows of no other matters to come before the Meeting other than those referred to in the Notice of Meeting. Should any other matters properly come before the Meeting, the shares represented by the proxy solicited hereby will be voted on such matter in accordance with the best judgment of the persons voting by proxy.

ADDITIONAL INFORMATION

Additional Information concerning the Company is available on SEDAR at www.sedar.com. Financial Information concerning the Company is provided in the Company's comparative financial statements and Management's Discussion and Analysis for the financial year ended **April 30**, **2004**.

Shareholders wishing to obtain a copy of the Company's financial statements and Management's Discussion and Analysis may contact the Company as follows:

DEREK OIL & GAS CORPORATION
Suite 1201 – 1111 West Hastings Street
Vancouver, BC V6E 2J3
Telephone: (604) **331-1757**
Fax: (604) **669-5193**
E-mail: **info@derekoilandgas.com**

BOARD APPROVAL

The content and sending of this Information Circular has been approved by the Company's Board of Directors. The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

DATED at Vancouver, British Columbia, the **15th** day of **September**, **2004**.

ON BEHALF OF THE BOARD

"Barry C. J. Ehrl"

President

SCHEDULE "A"

DEREK OIL & GAS CORPORATION
(the "Company")

AUDIT COMMITTEE CHARTER

PURPOSE OF THE COMMITTEE

The purpose of the Audit Committee (the "Committee") of the Board of Directors (the "Board") of the Company is to provide an open avenue of communication between management, the Company's independent auditor and the Board and to assist the Board in its oversight of:

- the integrity, adequacy and timeliness of the Company's financial reporting and disclosure practices;
- the Company's compliance with legal and regulatory requirements related to financial reporting; and
- the independence and performance of the Company's independent auditor.

The Committee shall also perform any other activities consistent with this Charter, the Company's articles and governing laws as the Committee or Board deems necessary or appropriate.

The Committee shall consist of at least three directors. Members of the Committee shall be appointed by the Board and may be removed by the Board in its discretion. The members of the Committee shall elect a Chairman from among their number. A majority of the members of the Committee must not be officers or employees of the Company or of an affiliate of the Company. The quorum for a meeting of the Committee is a majority of the members who are not officers or employees of the Company or of an affiliate of the Company. With the exception of the foregoing quorum requirement, the Committee may determine its own procedures.

The Committee's role is one of oversight. Management is responsible for preparing the Company's financial statements and other financial information and for the fair presentation of the information set forth in the financial statements in accordance with generally accepted accounting principles ("GAAP"). Management is also responsible for establishing internal controls and procedures and for maintaining the appropriate accounting and financial reporting principles and policies designed to assure compliance with accounting standards and all applicable laws and regulations.

The independent auditor's responsibility is to audit the Company's financial statements and provide its opinion, based on its audit conducted in accordance with generally accepted auditing standards, that the financial statements present fairly, in all material respects, the financial position, results of operations and cash flows of the Company in accordance with GAAP.

The Committee is responsible for recommending to the Board the independent auditor to be nominated for the purpose of auditing the Company's financial statements, preparing or issuing an auditor's report or performing other audit, review or attest services for the Company, and for reviewing and recommending the compensation of the independent auditor. The Committee is also directly responsible for the evaluation of and oversight of the work of the independent auditor. The independent auditor shall report directly to the Committee.

AUTHORITY AND RESPONSIBILITIES

In addition to the foregoing, in performing its oversight responsibilities the Committee shall:

1.   Monitor the adequacy of this Charter and recommend any proposed changes to the Board.

2. Review the appointments of the Company's Chief Financial Officer and any other key financial executives involved in the financial reporting process.

3. Review with management and the independent auditor the adequacy and effectiveness of the Company's accounting and financial controls and the adequacy and timeliness of its financial reporting processes.

4. Review with management and the independent auditor the annual financial statements and related documents and review with management the unaudited quarterly financial statements and related documents, prior to filing or distribution, including matters required to be reviewed under applicable legal or regulatory requirements.

5. Where appropriate and prior to release, review with management any news releases that disclose annual or interim financial results or contain other significant financial information that has not previously been released to the public.

6. Review the Company's financial reporting and accounting standards and principles and significant changes in such standards or principles or in their application, including key accounting decisions affecting the financial statements, alternatives thereto and the rationale for decisions made.

7. Review the quality and appropriateness of the accounting policies and the clarity of financial information and disclosure practices adopted by the Company, including consideration of the independent auditor's judgment about the quality and appropriateness of the Company's accounting policies. This review may include discussions with the independent auditor without the presence of management.

8. Review with management and the independent auditor significant related party transactions and potential conflicts of interest.

9. Pre-approve all non-audit services to be provided to the Company by the independent auditor.

10. Monitor the independence of the independent auditor by reviewing all relationships between the independent auditor and the Company and all non-audit work performed for the Company by the independent auditor.

11. Establish and review the Company's procedures for the:

    - receipt, retention and treatment of complaints regarding accounting, financial disclosure, internal controls or auditing matters; and
    - confidential, anonymous submission by employees regarding questionable accounting, auditing and financial reporting and disclosure matters.

12. Conduct or authorize investigations into any matters that the Committee believes is within the scope of its responsibilities. The Committee has the authority to retain independent counsel, accountants or other advisors to assist it, as it considers necessary, to carry out its duties, and to set and pay the compensation of such advisors at the expense of the Company.

13. Perform such other functions and exercise such other powers as are prescribed from time to time for the audit committee of a reporting company in Parts 2 and 4 of Multilateral Instrument 52-110 of the Canadian Securities Administrators, the *Business Corporations Act* (British Columbia) and the articles of the Company.